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WASHINGTON, D.C.

15 January 2002

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA


02002563


RECD S.E.C.
JAN 18 2002
1086

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Syndicated Eur 60-Million Credit Facility Granted to Interpump Group for New Acquisitions

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460



PRESS RELEASE

Lead manager Banca Popolare di Verona – Banco S. Geminiano e S. Prospero

SYNDICATED € 60-MILLION CREDIT FACILITY GRANTED TO INTERPUMP GROUP FOR NEW ACQUISITIONS

In the last five years the Interpump Group has made 9 acquisitions in Italy and abroad for a total of € 160 million

Milan, 10th January 2002 –Interpump Group S.p.A. and Banca Popolare di Verona – Banco S. Geminiano e S. Prospero announce that they have signed a medium-term financing contract for a total of **€ 60 million**. The financing package has been structured and organised by Banca Aletti (the BPV Group's investment bank) and, besides BPV as the lead manager, involves a syndicate of banks comprising IntesaBci, RoloBanca, Banca Agricola Mantovana, COFIRI, and Credito Italiano.

The loan has an average term of 5 years. This is the third major operation assigned by Interpump to the Banca Popolare di Verona group following the ITL 200-bln package in 1997 and the ITL 80-bln operation in 1999. The funds borrowed are earmarked for acquisition of new investments in market segments complementary to the sectors where the Interpump Group holds leadership.

The Interpump Group, a company listed in the STAR (quality small/medium caps) segment of the Milan Stock Exchange, is leader in the sectors of high-pressure pumps, oleodynamic power take-offs, and professional cleaning equipment. In the last five years the group has grown almost constantly. Revenue growth has been in the region of 20%, whilst EBITDA has grown at an annual rate of 18%. In the same period the Interpump Group has completed 9 acquisitions in Italy and abroad, for a total value of € 160 million.

In the last few days the Interpump Group has also made its debut in Mediobanca's annual R&S report – a key reference work on Italian industry – thus confirming its well established position in the Italian manufacturing scenario.

Mr. Fabio Innocenzi, Director General of Banca Popolare di Verona – Banco S. Geminiano e S. Prospero, stated: *"This operation further consolidates our relationship with the Interpump Group and confirms our own group's strategy of supporting the most dynamic companies in the area of both routine and extraordinary operations. This latter requirement features increasing importance of Banca Aletti's specialised role in the area of global financial advisory services".*

The Interpump Group's Vice President and Managing Director, Mr. Giovanni Cavallini, stated: *"The entity of resources made available for our development programmes and the recent inclusion of the Interpump Group in Mediobanca's R&S yearbook both confirm the credibility enjoyed by the company in the market and vis-à-vis the banking industry. Our positive relationship with the Banca Popolare di Verona Group has once again held good on this occasion, thanks to counterparts particularly sensitive to matters of corporate finance".*

For further information please contact: Moccagatta Associati - Tel.++39-02/86451419 Fax ++39-02/86452082